News Release

Sun Life Financial

Sun Life Financial announces Executive appointments

TORONTO (December 4, 2009) – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced new appointments for several senior executives to leverage its leadership strength more broadly across the Company.

"Leveraging our leadership capabilities across our operations is a core part of Sun Life's enterprise strategy," said Donald A. Stewart, Chief Executive Officer. "These appointments will expand the line of sight these senior leaders have across our diverse operations and further deepen our management bench strength."

Effective January 1, 2010, the following appointments take effect:

- Jon A. Boscia, President, Sun Life Financial, assumes responsibility for SLF Asia and SLF U.K., in addition to his current enterprise responsibilities for Marketing and for the Investments function that oversees the management of the Company's invested assets. He will also retain oversight for SLF U.S. and SLF Bermuda, and will continue to report to Donald Stewart. Mr. Boscia is a successful leader with deep management experience in financial services. He joined Sun Life in 2008.

- Dean A. Connor, currently President, Sun Life Financial Canada, becomes Chief Operating Officer, Sun Life Financial. He assumes responsibility for MFS Investment Management, Enterprise Services, and Human Resources. Mr. Connor also retains oversight for SLF Canada and SLF Reinsurance. He will continue to report to Donald Stewart. Mr. Connor joined the Company in 2006 and has significant executive and international industry experience at Sun Life and from previous top leadership positions at Mercer Human Resource Consulting.

- Kevin P. Dougherty is appointed President, SLF Canada, assuming operating responsibility for SLF Canada and SLF Reinsurance. He will report to Dean Connor. Mr. Dougherty also retains his current role as President, Sun Life Global Investments (SLGI), including responsibility for Sun Life's International Investment Centre and McLean Budden. Mr. Dougherty has extensive experience across protection and wealth businesses and has held a number of key leadership roles since joining Sun Life in 1994.

- Westley V. Thompson, President, Sun Life Financial U.S., assumes responsibility for all aspects of the Company's U.S. operations, excluding MFS. He will continue to report to Jon Boscia. This broadens Mr. Thompson's existing role that currently consists of responsibility for the Company's three insurance business lines and certain functional activities. He has a strong background in building insurance businesses, and since joining Sun Life in 2008 has been instrumental in setting the renewed strategic direction for SLF U.S.

"The strength of these senior leaders and our other top talent will continue to serve us well as we emerge from the current economic conditions and take advantage of opportunities for sustained growth," Mr. Stewart concluded.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2009, the Sun Life Financial group of companies had total assets under management of CDN$412 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Paul Petrelli
Vice-President, Corporate Communications	Vice-President, Investor Relations
Tel: 416-979-4086	Tel: 416-204-8163
frank.switzer@sunlife.com	investor.relations@sunlife.com